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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)*

                           WHG RESORTS & CASINOS INC.
                                (Name of Issuer)

                 Voting Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   92924B 10 5
                                 (CUSIP Number)

                                Louis J. Nicastro
                         c/o WHG RESORTS & CASINOS INC.
                           6063 East Isla Verde Avenue
                           Carolina, Puerto Rico 00979
                            Telephone: (787) 791-2222
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 1997
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 5 Pages)



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CUSIP NO.  92924B 10 5                                         PAGE 2 OF 5 PAGES




1.      Name Of Reporting Persons
        I.R.S. Identification Nos. Of Above Persons (Entities Only)

               Louis J. Nicastro

        ------------------------------------------------------------------------

2.      Check The Appropriate Box If A Member Of A Group*

                                                                         (a) [ ]

               Not Applicable                                            (b) [ ]

        ------------------------------------------------------------------------

3.      SEC Use Only

        ------------------------------------------------------------------------

4.      Source of Funds*     Not Applicable

        ------------------------------------------------------------------------

5.      Check Box If Disclosure Of Legal Proceedings Is Required
        Pursuant To Item 2(d) or 2(e)                                        [ ]

        ------------------------------------------------------------------------

6.      Citizenship Or Place Of Organization

               United States of America

        ------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

        7.     Sole Voting Power

                              -0-
               -----------------------------------------------------------------

        8.     Shared Voting Power

                       1,651,158

               -----------------------------------------------------------------

        9.     Sole Dispositive Power

                         151,158

               -----------------------------------------------------------------

        10.    Shared Dispositive Power

                              -0-

               -----------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned By Each Reporting Person

                             1,651,158

        ------------------------------------------------------------------------

12.     Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

                                                                             [ ]

        ------------------------------------------------------------------------

13.     Percent Of Class Represented By Amount In Row (11)

                             21.4%

        ------------------------------------------------------------------------

14.     Type Of Reporting Person*

                             IN

        ------------------------------------------------------------------------


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CUSIP NO.  92924B 10 5                                         PAGE 3 OF 5 PAGES






ITEM 1.        SECURITY AND ISSUER.

                             This Amendment No. 1 hereby amends the Statement on
               Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 1, 1997 by Mr. Louis J. Nicastro with respect to the voting common stock, par value $0.01 per share (the "Common Stock"), of WHG Resorts & Casinos Inc., a Delaware corporation ("WHG"), and the Series B preferred stock, par value $0.01 per share (the "Preferred Stock"), of WHG, with its principal executive offices located at 6063 East Isla Verde Avenue, Carolina, Puerto Rico 00979.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

                             During the past 60 days the only transaction Mr.
               Louis J. Nicastro participated in with respect to the Common Stock and Preferred Stock was his grant to Patriot American Hospitality Operating Company ("PAHOC") on September 30, 1997 of an option to purchase 300,000 shares of Preferred Stock and the entering into of the Voting Agreement described in Item 6, below. The Preferred Stock is convertible into 333,333 shares of Common Stock at $9.00 per share based upon the aggregate liquidation value of the Preferred Stock of $3,000,000. As discussed in more detail below, under the Rules and Regulations promulgated by the Commission, Mr. Nicastro is deemed to be the beneficial owner of the equivalent of 1,651,158 shares of Common Stock for voting purposes and 151,158 shares of Common Stock for dispositive purposes.

                             The 300,000 shares of Preferred Stock entitle Mr.
               Nicastro to five votes per share which represents the voting power of the equivalent of 1,500,000 shares of Common Stock. In addition, Mr. Nicastro holds a currently exercisable stock option to purchase 150,000 shares of Common Stock and owns directly 1,158 shares of Common Stock. Accordingly, Mr. Nicastro is deemed the beneficial owner of 1,651,158 shares, or approximately 21.4% of the issued and outstanding shares of Common Stock of the Company (based upon 7,700,200 shares of Common Stock deemed outstanding, consisting of the 6,050,200 shares of Common Stock issued and outstanding on September 30, 1997, 150,000 shares of Common Stock issuable upon the exercise of Mr. Nicastro's stock options and the 1,500,000 votes represented by the Preferred Stock). Mr. Nicastro has shared voting power with respect to such 1,651,158 shares as discussed in Item 6, below.

                             Mr. Nicastro has sole dispositive power with
               respect to 151,158 shares of Common Stock consisting of the 1,158 shares of Common Stock owned directly by him and the 150,000 shares of Common Stock issuable pursuant to currently exercisable stock options.



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CUSIP NO.  92924B 10 5                                         PAGE 4 OF 5 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                             On September 30, 1997, Mr. Louis J. Nicastro
               entered into an agreement (the "Voting Agreement") with PAHOC, Patriot American Hospitality Operating Company Acquisition Subsidiary ("Acquisition Sub") and Patriot American Hospitality, Inc. ("Patriot")(collectively, PAHOC, Acquisition Sub and Patriot are referred to as the "Parties"). The Voting Agreement was entered into contemporaneously with, and as a condition to, an Agreement and Plan of Merger (the "Merger Agreement") dated as of September 30, 1997 among the Parties and WHG pursuant to which Acquisition Sub will be merged into WHG (the "Merger").

                      Pursuant to the Voting Agreement, Mr. Nicastro irrevocably appointed PAHOC, as proxy with full power and substitution during and for the Proxy Term (as defined in the Voting Agreement) to vote each share of (a) Common Stock and (b) Preferred Stock (the Common Stock and Preferred Stock collectively referred to as the "Shares") owned by him on September 30, 1997 or thereafter at every meeting of the stockholders of WHG or any adjournment thereof or in connection with any written consent of the stockholders of WHG, (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against (x) any Acquisition Proposal, as that term is defined in the Merger Agreement, and any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of WHG under the Merger Agreement or which could result in any of the conditions of WHG's obligations under the Merger Agreement not being fulfilled and (y) any change in the directors of WHG, any change in the present capitalization of WHG or any amendment to WHG's certificate of incorporation or bylaws, any other material change in WHG's corporate structure or business, or any other action which in the case of each of the matters referred to in this clause (y) could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transaction being consummated, and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing including the ability for PAHOC or its nominees to vote such shares directly.

                             To the extent PAHOC does not vote the Shares as set
               forth above, Mr. Nicastro agreed, except as otherwise requested in writing by PAHOC, to vote the Shares as set forth in (i), (ii) and (iii) of the previous paragraph.

                             Additionally, pursuant to the Voting Agreement, Mr.
               Nicastro granted



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CUSIP NO.  92924B 10 5                                         PAGE 5 OF 5 PAGES



               PAHOC an option to purchase all but not less than all of the 300,000 shares of Preferred Stock held by him at the Exercise Price (as defined in the Voting Agreement). The option terminates on April 15, 1998, or, if the March 31, 1998 termination date of the Merger Agreement is extended, 15 days after the termination of the Merger Agreement.

                             Finally, during the Proxy Term Mr. Nicastro agreed,
               among other things, not to (a) sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any of his Shares, (b) deposit his Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy or power of attorney with respect thereto, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, transfer, pledge, encumbrance, assignment or other disposition of any Common Stock or Preferred Stock.

                             The description of the Voting Agreement set forth
               above is subject to and qualified in its entirety by reference to the Voting Agreement, a copy of which is annexed hereto as
               Exhibit 99.1 under Item 7 hereof and which is incorporated by reference herein.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               99.1   Voting Agreement.



                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

                                           October 8, 1997
                                           -------------------------------------
                                           (Date)

                                             /s/ Louis J. Nicastro
                                           -------------------------------------
                                           (Signature)

                                             Louis J. Nicastro
                                           -------------------------------------
                                           (Name)



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